Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Foxx Development Holdings Inc. on Form S-1 of our report dated October 24, 2024, which includes an explanatory paragraph as to Foxx Development Inc.’s ability to continue as a going concern with respect to our audits of the consolidated financial statements of Foxx Development Inc. as of June 30, 2024 and 2023 and for each of the two years in the period ended June 30, 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

San Jose, CA

January 8, 2025